As filed with the Securities and Exchange Commission on February 20, 2025
Registration Nos. 333-
811-08781
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. _____
Post-Effective Amendment No. _____

and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 35 [X]
(Check appropriate box or boxes)

Athene Variable Life Account A
(Exact Name of Registrant)

Athene Annuity and Life Company
(Name of Depositor)

7700 Mills Civic Parkway, West Des Moines, IA 50266
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(888) 266-8489
(Depositor’s Telephone Number, including Area Code)

Blaine Doerrfeld Athene Annuity and Life Company 7700 Mills Civic Parkway West Des Moines, IA 50266-3862
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible premium variable universal life insurance policies issued through the registrant, as described herein, were previously registered on Form N-6 (File Nos. 333-52689; 811-08781). Upon the merger of Athene Annuity & Life Assurance Company (“AADE”) (formerly known as Liberty Life Insurance Company) with and into Athene Annuity and Life Company (“AAIA”), formerly a wholly owned subsidiary of AADE, AAIA became the obligor of the policies and the depositor of the registrant, necessitating the filing of a new registration statement for the policies under the Securities Act of 1933 and an amendment to the registration statement under the Investment Company Act of 1940.

CLARITY VARIABLE UNIVERSAL LIFE

Flexible Premium Adjustable Variable Universal Life Insurance Policy
Issued By
Athene Annuity and Life Company
Through
Athene Variable Life Account A

SUPPLEMENT DATED [●], 2025
TO THE PROSPECTUS DATED MAY 1, 2008
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number:    800-423-9398

Athene Annuity and Life Company (“AAIA”) is supplementing the prospectus primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Policies, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Policy and the depositor of Athene Variable Life Account A (the “Separate Account”).
Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.
Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Policies. Upon completion of the Merger, the

Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Policies.
The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Policy, other than to change the insurance company that issues the Policy and provides Policy benefits from AADE to AAIA. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policy owners.

For information or service concerning the Policy, you may contact the Service Center using the contact information listed at the top of this Supplement.

Additional information about certain investment products, including variable life insurance, has been prepared by the SEC’s staff and is available at Investor.gov.
Reminder of Certain Changes to the Policy Prior to the Merger
The information below is intended to remind you of certain changes to the Policy that have occurred since the prospectus dated May 1, 2008.

1.
Prior to April 29, 2011, the issuer of the Policy was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company”; (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Life Account A” to “Liberty Life Variable Life Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Life Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Policy features and benefits were removed.

Revisions to the Prospectus
The following describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the prospectus that are not otherwise addressed below are replaced with references to AAIA.

2.    Under the section “POLICY BENEFITS/RISK SUMMARY,” the following is added as the second paragraph under the sub-section “Investment Options”:

Additional information about each portfolio is provided in an appendix to this prospectus. See “APPENDIX – PORTFOLIOS AVAILABLE UNDER THE POLICY.”

3.	In the “FEE TABLE” section, the table showing the minimum and maximum total annual portfolio operating expenses, and the following table showing the total annual operating expenses for each portfolio, including the related explanatory paragraphs and footnotes, are replaced with the information below. Please note that the fees and expenses of the Policy have not changed as a result of the Merger, and the following information is being provided solely to update the minimum and maximum total annual operating expenses of the portfolios.

The table below shows the minimum and maximum total operating expenses charged by the portfolios as of December 31, 2023, that you may pay periodically during the time that you own the Policy. These amounts also include applicable Fund Facilitation Fees if you choose to invest in the Vanguard Variable Insurance Fund. A complete list of portfolios available under the Policy, including their annual expenses, may be found in “APPENDIX – PORTFOLIOS AVAILABLE UNDER THE POLICY.” Please note that portfolio expenses may be higher or lower in the future.

Annual Portfolio Operating Expenses

	Minimum	Maximum
(expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.27%	1.38%

4.	The section “THE COMPANY” is replaced with the following:
ATHENE ANNUITY AND LIFE COMPANY
Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.
The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.
The Company’s general account holds all of the Company’s assets other than the assets in the Separate Account or the Company’s other segregated asset accounts. The general account supports the Company’s insurance obligations and is subject to the general liabilities from the Company’s business operations and claims by the Company’s creditors. Amounts paid by the Company under your Policy that are not paid from the Separate Account (such as death benefits) are paid from the Company’s general account. Any such payments are subject to the Company’s financial strength and claims-paying ability.

5.	Under the section “INVESTMENT OPTIONS”: • The second paragraph is replaced with the following:

Each variable investment option under the Policy has an underlying portfolio, which is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund. Information about each portfolio available under the Policy, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “Appendix – Portfolios Available Under the Policy.”
There is no guarantee that any portfolio will achieve its stated objective. The Investment Option that invests in a particular portfolio has a name similar to that portfolio.

More comprehensive information about each of the portfolios is found in the current prospectuses for the portfolios, which may be amended from time to time. The portfolios’ prospectuses should be read carefully and in conjunction with this prospectus. You may obtain another copy of each portfolio’s prospectus, as well as the SAI for each portfolio, without charge by contacting the Service Center.

•    The ninth paragraph and the ensuing list of portfolios and advisors are deleted. Please see “APPENDIX – PORTFOLIOS AVAILABLE UNDER THE POLICY” in this Supplement for a current list of the portfolios available under the Policy.

6.	The section “FEDERAL TAX MATTERS” is replaced with the following:

FEDERAL TAX MATTERS

Note: The Company has prepared the following information on Federal income taxes as a general discussion on the subject. The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. It is not intended as tax advice to any person and does not purport to be a complete discussion or to cover all situations. We cannot predict the probability that any changes in such laws will be made. You should consult your own tax advisor about your own circumstances.

Tax Treatment of the Policy

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (the Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the Death Proceeds upon the death of the Primary Insured. Estate taxes may apply.

Section 7702 of the Code defines the term "life insurance contract" for purposes of the Code. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 which requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, AAIA has relied on proposed regulations and interim guidance provided by the International Revenue Service (IRS). Furthermore, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702.

While AAIA has attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the IRS will not concur with AAIA's interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. Owners should consult their tax advisors with respect to the tax consequences of purchasing the Policy.

Tax Treatment of Policy Benefits
You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. Under the Code, certain life insurance policies are classified as Modified Endowment Contracts (MECs). Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be an MEC. An MEC is a contract that fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy Years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums.

Furthermore, any Policy received in a tax-free exchange for a Policy classified as an MEC will be treated as an MEC regardless of whether it meets the 7-pay test. Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as an MEC will depend on the individual circumstances of each Policy.

The tax treatment accorded to loan proceeds and/or surrender payments from the Policies will depend on whether the Policy is considered to be an MEC. Otherwise, AAIA believes that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludible from the gross income of the Beneficiary under Section 101(a) of the Code. Also, the Owner is not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary. For example, when all or part of the Policy or benefits under the Policy are transferred or paid to an individual two or more generations younger than the Policy Owner, a generation skipping transfer tax may be owed.

If your Policy is an MEC, then surrenders and/or loans (including loans secured by assignment or pledge of the Policy) or withdrawals from the Policy are taxable to the extent of income in the Policy. In addition, such distributions from a Policy within two years before it becomes an MEC will also be taxed in this manner. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first.

The Code also provides that any amount received from an MEC that is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1.    paid on or after the taxpayer reaches age 59 ½;

2.    paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3.    in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

The Code further provides that multiple MECs which are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one MEC for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax advisor prior to purchasing more than one MEC in any calendar year period.

If your Policy is not an MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years of the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Furthermore, any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. Upon complete surrender or termination of the Policy, if the amount received plus loan Indebtedness exceeds the total Premiums paid that are not treated as previously surrendered by the Owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will generally be allowed for interest on loans under Policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer.

You should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Diversification and Owner Control

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. Disqualification of the Policy as a life insurance contract would result in imposition of Federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. We believe that the Investment Options are being managed so as to comply with such requirements.

Neither the Code nor the IRS Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not the Company, would be considered the owner of the shares of the Investment Options. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Policy. It remains unclear to what extent under Federal tax law Owners are permitted to make transfers among the Investment Options or the number and type of Investment Options Owners may select from without being considered the owner of the shares.

While we believe that the Policy does not give Owners investment control over Separate Account assets, due to the uncertainty in this area, the Company reserves the right to modify the Policy in an attempt to maintain favorable tax treatment.

Payment Options

Under the Payment Options, the Death Proceeds or the proceeds payable upon the Maturity Date will be paid out as annuity payments. Under the annuity tax rules in the Code, a portion of each payment in excess of an exclusion amount is includible in taxable income. The other portion of the payment is treated as a partial return of your cost basis and is not taxed. How the annuity payment is divided between taxable and non-taxable portions depends on the period over which the annuity payments are expected to be made. Annuity payments received after you have recovered all of your cost basis are fully includible in income.

Qualified Plans

The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding

All distributions or the portion thereof which is includible in gross income of the Owner are subject to federal income tax withholding. However, the Owner in most cases may elect not to have taxes withheld. The Owner may be required to pay penalties under the estimated tax rules, if the Owner's withholding and estimated tax payments are insufficient.

Business Use

Businesses can use the Policies in various arrangements, including non-qualified deferred compensation plans and split dollar insurance plans. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement, the value of which depends in part on its tax consequences, you should consult a qualified tax advisor.

The tax-free death proceeds of employer-owned life insurance Policies will be limited to the amount of premiums paid unless certain requirements are satisfied. These requirements also apply to employer-owned Policies.

Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). Employer-owned life insurance is a Policy which is owned by a person engaged in a trade or business ("policyholder") under which the policyholder (or a related person) is directly or indirectly a beneficiary under the Policy, and which covers the life of an insured who is an employee with respect to the trade or business of the policyholder. For these purposes, the term employee means all employees, including officers and highly compensated employees, as well as directors. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Tax Treatment of Assignments

An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax advisor should you wish to assign or change the Owner of your Policy.

1035 Exchanges

The exchange of one life insurance policy for another life insurance policy is generally not taxed unless cash is distributed or a loan is reduced as part of the exchange. However, the insured(s) under the new policy must be the same as the insured(s) under the exchanged policy.

Medicare Tax on Investment Income

The 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this tax on distributions from the Policy.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the policy.

Accelerated Death Benefits

If you receive an Accelerated Death Benefit amount, it may be taxable under certain circumstances, including in the case of some business related policies. You should contact your personal tax or financial advisor for specific information.

7.	Under the section “DISTRIBUTOR,” the first two paragraphs are replaced with the following:

The Policy is no longer offered for new sales, but existing Policy owners may continue to make additional Premiums (except as otherwise described in this prospectus). As such, the Policy is considered to be continuously offered by AAIA and the Separate Account, but AAIA reserves the right to discontinue the offering.
Athene Securities, LLC (“Athene Securities”), an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Policy. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

8.	The section “LEGAL PROCEEDINGS” is replaced with the following:
LEGAL PROCEEDINGS

The Company is subject to litigation arising in the ordinary course of business. The Company cannot provide any assurance that its insurance coverage will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the Company. In management’s opinion, the ultimate disposition of any current legal proceedings or claims are unlikely to have a material adverse effect on the Separate Account, the ability of the principal underwriter to perform its contract with the Company and the Separate Account, or the ability of the Company to meet its obligations under the Policies.

9.	The section “FINANCIAL STATEMENTS” is replaced with the following:

FINANCIAL STATEMENTS

Financial statements of the Separate Account and AAIA are included in the SAI. For a free copy of the SAI, contact the Service Center.

10.	The following is added immediately preceding Appendix A”:
APPENDIX
PORTFOLIOS AVAILABLE UNDER THE POLICY
The following is a list of portfolios available under the Policy. More information about the portfolios is available in the prospectuses for the portfolios, which may be amended from time to time. You can also request this information at no cost by calling 888-266-8489.
The current expenses and performance information below reflects fees and expenses of the portfolios, but do not reflect the other fees and expenses that your Policy may charge such as Fund Facilitation Fees. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Portfolio and Adviser / Sub-adviser	Current Expenses	Fund Facilitation Fee	Current Expenses + Fund Facilitation Fee	Average Annual Total Returns (as of 12/31/23)
					1 year	5 year	10 year
Long-term capital appreciation	Allspring VT Discovery SMID Cap Growth Fund – Class 2 (2) Allspring Funds Management, LLC / Allspring Global Investments, LLC	1.17%	N/A	1.17%	20.14%	9.90%	7.43%
The investment seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index	BNY Mellon Investment Portfolios Small Cap Stock Index Portfolio – Service Shares (1) BNY Mellon Investment Adviser, Inc.	0.60%	N/A	0.60%	15.39%	10.41%	8.04%
Long-term capital appreciation	BNY Mellon Sustainable US Equity Portfolio, Inc. – Initial Shares (2) BNY Mellon Investment Adviser, Inc. / Newton Investment Management Limited	0.67%	N/A	0.67%	23.82%	15.13%	10.46%
The investment seeks to match the total return of the S&P 500® Index.	BNY Mellon Stock Index Fund, Inc. – Initial Shares BNY Mellon Investment Adviser, Inc.	0.27%	N/A	0.27%	25.93%	15.38%	11.75%

Long-term capital appreciation	Fidelity Variable Insurance Products Contrafund Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.81%	N/A	0.81%	33.12%	16.36%	11.33%
High level of current income as is consistent with preservation of capital and liquidity.	Fidelity Variable Insurance Products Government Money Market Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.27%	N/A	0.27%	4.89%	1.72%	1.11%
Capital appreciation.	Fidelity Variable Insurance Products Growth Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.83%	N/A	0.83%	35.89%	19.34%	14.51%

The investment seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity Variable Insurance Products Investment Grade Bond Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.38%	N/A	0.38%	6.20%	1.97%	2.33%
Long-term growth of capital.	Fidelity Variable Insurance Products Mid Cap Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.57%	N/A	0.57%	15.08%	12.45%	8.12%
Long-term growth of capital	Fidelity Variable Insurance Products Overseas Portfolio – Service Class 2 Fidelity Management & Research Company LLC / Subadvisor: FMR Investment Management (UK) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited; FIL Investment Advisors; FIL Investment Advisors (UK) Limited	0.98%	N/A	0.98%	20.22%	9.71%	4.65%
Long-term growth of capital.	Invesco V.I. Core Equity Fund – Series I Shares Invesco Advisers, Inc.	0.80%	N/A	0.80%	23.36%	12.95%	7.79%

Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund – Series I Shares Invesco Advisers, Inc.	0.90%	N/A	0.90%	10.18%	4.05%	3.22%
Long-term growth of capital.	Janus Henderson Overseas Portfolio – Institutional Shares Janus Henderson Investors US LLC	0.89%	N/A	0.89%	10.87%	11.20%	3.63%
Long-term capital appreciation.	Lazard Retirement U.S. Small Cap Equity Select Portfolio – Service Shares (1) Lazard Asset Management LLC	1.15%	N/A	1.15%	10.02%	9.10%	6.73%
High current income and the opportunity for capital appreciation to produce a high total return.	Lord Abbett Series Fund Bond Debenture Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.96%	N/A	0.96%	6.55%	3.14%	3.49%
Long-term growth of capital and income without excessive fluctuations in market value.	Lord Abbett Series Fund Growth and Income Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.93%	N/A	0.93%	13.19%	10.72%	7.81%
Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.	Lord Abbett Series Fund Mid Cap Stock Portfolio – Class VC Shares Lord, Abbett & Co. LLC	1.15%	N/A	1.15%	15.42%	10.64%	6.51%
Current income and capital appreciation.	Lord Abbett Series Fund Dividend Growth Portfolio – Class VC Shares (1) (3) Lord, Abbett & Co. LLC	0.99%	N/A	0.99%	16.33%	13.01%	10.16%
Capital growth by investing in common stocks. Income is a secondary objective.	LVIP American Century Disciplined Core Value Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	N/A	0.71%	8.65%	10.19%	8.19%

Long-term capital growth; income is a secondary consideration.	LVIP American Century Value Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	N/A	0.71%	9.10%	11.87%	8.53%
Long-term capital growth.	LVIP American Century Ultra Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.75%	N/A	0.75%	43.51%	19.24%	14.64%
Long-term capital growth. Income is a secondary objective.	T. Rowe Price Blue Chip Growth Portfolio (1) T. Rowe Price Associates, Inc.	0.75%	N/A	0.75%	49.29%	13.50%	12.31%
High level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Equity Income Portfolio – II Class T. Rowe Price Associates, Inc.	0.99%	N/A	0.99%	9.31%	10.92%	7.57%
Highest total return over time consistent with an emphasis on both capital appreciation and income.	T. Rowe Price Moderate Allocation Portfolio (1) T. Rowe Price Associates, Inc. / T. Rowe Price Investment Management, Inc.; T. Rowe Price International Ltd; T. Rowe Price Hong Kong Limited	0.85%	N/A	0.85%	15.35%	7.31%	5.91%
Long-term capital appreciation	T. Rowe Price Health Sciences Portfolio – II Class (2) T. Rowe Price Associates, Inc.	1.11%	N/A	1.11%	2.68%	10.96%	11.03%
Long term capital appreciation	Alger Capital Appreciation Portfolio – Class I-2 (2) Fred Alger Management, LLC	0.95%	N/A	0.95%	43.13%	15.43%	12.54%

Long-term capital appreciation	Alger Large Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.84%	N/A	0.84%	32.67%	14.14%	11.03%
Long-term capital appreciation	Alger Mid Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.96%	N/A	0.96%	23.17%	11.96%	8.54%
Long-term capital appreciation	Alger Small Cap Growth Portfolio – Class I-2 (2) Fred Alger Management, LLC	1.02%	N/A	1.02%	16.49%	7.96%	7.05%
Long-term capital appreciation	Vanguard Variable Insurance Funds Capital Growth Portfolio PRIMECAP Management Company	0.34%	0.20%	0.54%	27.98%	14.33%	12.85%
Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard Variable Insurance Funds Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	0.20%	0.37%	15.83%	12.56%	9.27%
High level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.	Vanguard Variable Insurance Funds Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	0.20%	0.46%	11.70%	7.18%	7.29%
Track the performance of a broad, market-weighted bond index.	Vanguard Variable Insurance Funds Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	0.20%	0.34%	5.58%	1.04%	1.71%

Track performance of a benchmark index that measures the investment return of the overall stock market.	Vanguard Variable Insurance Funds Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	0.20%	0.33%	25.95%	14.93%	11.29%
Long-term capital appreciation	Vanguard Variable Insurance Funds Small Company Growth Portfolio ArrowMark Colorado Holdings, LLC; The Vanguard Group, Inc.	0.29%	0.20%	0.49%	19.65%	9.98%	7.85%
(1)    Annual expenses reflect a contractual temporary fee reduction under an expense reimbursement or fee waiver arrangement.
(2)    Portfolio is subject to a soft close. For Policy owners who do not already have Policy value allocated to this sub-account, the subaccount is closed to new premium payments and transfers.
(3)    Effective April 1, 2020, the Lord Abbett Series Fund – Calibrated Dividend Growth Portfolio changed its name to Lord Abbett Series Fund – Dividend Growth Portfolio.

11.	“APPENDIX B – INVESTMENT OPTIONS” and “APPENDIX C – DISCONTINUED INVESTMENT OPTIONS” are deleted. Please see “APPENDIX – PORTFOLIOS AVAILABLE UNDER THE POLICY” in this Supplement for a current list of portfolios available under the Policy and the prospectuses for the portfolios for more information.

12.	The information on the back cover page of the prospectus is replaced with the following:

The SAI, dated May 1, 2008, as supplemented as of [●], 2025, contains additional information about AAIA and the Separate Account, and is incorporated by reference into this prospectus. To obtain a free copy of the SAI, request other information about the Policy, and for general inquiries, please contact the Service Center.

Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov.

Contract Id. No.: [●]

CLARITY VARIABLE UNIVERSAL LIFE

Flexible Premium Adjustable Variable Universal Life Insurance Policy
Issued By
Athene Annuity and Life Company
Through
Athene Variable Life Account A

SUPPLEMENT DATED [●], 2025
TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2008
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number: 800-423-9398

Athene Annuity and Life Company (“AAIA”) is supplementing the SAI primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Policies, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Policy and the depositor of Athene Variable Life Account A (the “Separate Account”).
Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.
Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Policies. Upon completion of the Merger, the Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Policies.

The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Policy, other than to change the insurance company that issues the Policy and provides Policy benefits from AADE to AAIA. The Policies continue to be funded by the Separate Account. Policy values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Policy owners.
For information or service concerning the Policy, you may contact the Service Center using the contact information listed at the top of this Supplement.

Revisions to the SAI
The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the SAI that are not otherwise addressed below are replaced with references to AAIA.

As a reminder, prior to April 29, 2011, the issuer of the Policy was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company”; (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Life Account A” to “Liberty Life Variable Life Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Life Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Policy features and benefits were removed.

2.	The section “GENERAL INFORMATION AND HISTORY OF THE COMPANY AND THE SEPARATE ACCOUNT” is replaced with the following:

ATHENE ANNUITY AND LIFE COMPANY

Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.
Information about the Separate Account is included in the prospectus.

3.	The sections “ADMINISTRATOR,” “CUSTODIAN,” “EXPERTS,” and “LEGAL OPINIONS” are replaced with the following:

ADMINISTRATOR

Pursuant to an agreement between the Company and Illumifin Corporation (“Illumifin”), Illumifin provides certain administrative services with respect to the Separate Account and the Contracts. These administrative services include, among other services, separate account administration services, establishing and maintaining individual account records, and providing plan documents. For the past three years, the Company paid $80,168 in 2024, $59,391 in 2023, and $63,077 in 2022 for the services provided by Illumifin. Illumifin’s principal business address is 7805 Hudson Road Suite 180, Woodbury, Minnesota, 55125.

CUSTODIAN
AAIA, subject to applicable laws and regulations, is the custodian of the assets held in the Separate Account. AAIA maintains records of all purchases and redemptions of fund shares held by each of the sub-accounts of the Separate Account.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[The financial statements of each of the sub-accounts of the Separate Account as of the year or period December 31, 2024 included in this SAI have been audited by [●], an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of AAIA as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 included in this SAI have been audited by [●], independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.]

The principal business address of [●] is [●].

4.    The section “SALE OF THE POLICIES” is replaced by the following:

PRINCIPAL UNDERWRITER
The Policy is no longer offered for new sales, but existing Policy owners may continue to make additional Premiums (except as otherwise described in the prospectus). As such, the Policy is considered to be continuously offered by AAIA and the Separate Account.
Athene Securities, an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Policy. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).
The Policies were sold by individuals who were licensed life insurance agents and FINRA registered representatives. No reportable underwriting commissions have been paid to Athene Securities or otherwise in connection with the Policies during the last three fiscal years.

5.     The section “FEDERAL TAX STATUS” is deleted. Please see the prospectus for information regarding the federal tax implications of the Policy.

6.	The section “FINANCIAL STATEMENTS” is replaced with the following:

FINANCIAL STATEMENTS

The financial statements of Athene Annuity and Life Company and the financial statements of Athene Variable Life Account A are included below.

The financial statements of AAIA only bear on the Company’s ability to meet its obligations under the Policies and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.

[Financial statements to be added by amendment]

PART C – OTHER INFORMATION

ITEM 30.    EXHIBITS

(a)		Board of Directors Resolution:

Board of directors resolution authorizing the establishment of the Separate Account. Incorporated herein by reference to the Initial Registration Statement on Form S-6, File No. 333-52689, filed on May 14, 1998.

(b)		Not applicable.
(c)		Underwriting Contracts:
	(1)	Principal Underwriters Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.
(2)
Form of Amendment to Principal Underwriters Agreement. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2008.

	(3)	Form of Selling Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-104881, filed on August 25, 2003.
	(4)	Principal Underwriter Agreement with Athene Securities, LLC. Filed herewith.
(d)		Contracts:
	(1)	Flexible Premium Adjustable Variable Life Insurance Policy. Incorporated herein by reference to the Initial Registration Statement on Form S-6, File No. 333-52689, filed on May 14, 1998.
	(2)	Accelerated Death Benefit Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(3)	Term Insurance Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(4)	Covered Insured Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(5)	Guaranteed Minimum Death Benefit Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(6)	Waiver of Surrender Charges Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
(7)
Waiver of Monthly Deduction During Total Disability of Primary Insured Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.

	(8)	Extension of Maturity Date Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
(9)
Accidental Death of Primary Insured Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.

	(10)		Future Purchase Option Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(11)		Primary Insured Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
	(12)		Children’s Term Insurance Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.
(13)
Waiver of Planned Premium During Total Disability of Primary Insured Rider. Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-6, File. No. 333-52689, filed on February 20, 2003.

	(14)		Form of Fund Facilitation Fee Rider. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.
(e)			Applications:

Application for Flexible Premium Adjustable Variable Life Insurance Policy. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

(f)			Depositor Certificate of Incorporation and By-Laws:
(1)
Amended and Restated Articles of Incorporation of Athene Annuity and Life Company. Incorporated herein by reference to the initial Registration Statement on Form S-1, File No. 333-225544, filed on June 8, 2018.

(2)
Amended and Restated By-laws of Athene Annuity and Life Company (effective August 12, 2019). Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-252851, filed on April 21, 2022.

	(3)		Resolution of the board of directors of Athene Annuity and Life Company approving merger with Athene Annuity & Life Assurance Company. Filed herewith.
	(4)		Articles of Merger of Athene Annuity & Life Assurance Company and Athene Annuity and Life Company. Filed herewith.
(g)			Reinsurance Agreements:
	(1)		Form of Reinsurance Agreement. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.
(h)			Participation Agreements:
	(1)	(a)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 333-52689, filed on May 1, 2000.

(b)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

(c)
Form of Rule 22c-2 Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(2)	(a)
Form of Fund Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

	(b)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(3)	(a)
Form of Fund Participation Agreement among Janus Aspen Series and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 30, 2003.

(b)
Form of Fund Participation Agreement between Janus Aspen Series and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

	(c)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(4)	(a)
Form of Fund Participation Agreement by and between American Century Investment Services, Inc. and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

	(b)	Form of Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(5)	(a)
Form of Fund Participation Agreement among Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 30, 2003.

	(b)	Form of Supplemental Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(6)
Form of Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

(7)	(a)
Form of Fund Participation Agreement among Lazard Retirement Series, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 30, 2003.

	(b)	Form of Agreement pursuant to Rule 22c-2. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(8)	(a)
Form of Fund Participation Agreement among Federated Securities Corp., Insurance Management Series and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

(b)
Form of Shareholder Information Agreement - Federated Securities Corp. Incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 30, 2007.

(9)
Form of Fund Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-52689, filed on August 28, 1998.

	(10)	(a)
Form of Fund Participation Agreement between the Company and Lord Abbett Series Fund, Inc. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

		(b)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(11)	(a)
Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

(b)
Form of Rule 22c-2 Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

	(12)	(a)
Form of Participation Agreement by and among Vanguard Variable Insurance Fund, and The Vanguard Group, Inc. and Vanguard Marketing Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

(b)
Form of Amendment to Participation Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(13)
Form of Amendment to Fund Participation Agreement between the Company and Dreyfus Stock Index Fund, Inc. and Dreyfus Investment Portfolios, and Dreyfus Variable Investment Fund. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

	(14)	(a)
Form of Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

		(b)	Form of Rule 22c-2 Agreement - AIM. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(15)
Form of Participation Agreement by and between Wells Fargo Variable Trust, Wells Fargo Funds Distributor, LLC and the Company. Incorporated herein by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File No. 333-52689, filed on April 28, 2005.

(i)			Administrative Contracts:
	(1)		Third Party Administrator Agreement with Illumifin Corporation. [To be filed by amendment.]
(j)			Not applicable.
(k)			Opinion and consent of counsel. [To be filed by amendment].
(l)			Not applicable
(m)			Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm. [To be filed by amendment].
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)	Not applicable.
(s)	Powers of attorney. Filed herewith.
(t)	Athene Annuity and Life Company Organizational Structure. [To be filed by amendment].

ITEM 31.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the directors and officers of AAIA. Unless otherwise indicated, the principal business address of each of the individuals listed below is 7700 Mills Civic Parkway West Des Moines, IA 50266.

Name	Position
Grant Kvalheim	Chief Executive Officer and Director
Michael S. Downing	President, Chief Operating Officer and Director
Martin P. Klein	Director
Kristi Burma	Executive Vice President
Randall Epright	Executive Vice President
Christopher Grady	Executive Vice President
Christopher Welp	Executive Vice President
Meha Jain	Senior Vice President, Treasurer
Aaron Prieksat	Senior Vice President, Controller
Shailendra Panchal	Senior Vice President, Asset Risk
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis P. Sabatini	Director
Hope Schefler Taitz	Director
Blaine Doerrfeld	Secretary

ITEM 32.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Athene Annuity and Life Company, a stock life insurance company incorporated under the laws of the State of Iowa.

The organizational chart for Athene Annuity and Life Company indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

See Exhibit 27(t).

ITEM 33.    INDEMNIFICATION

Section 490.202 of the Iowa Business Corporation Act (the “IBCA” or the “Act”), provides that a corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Company or the shareholders, (3) a violation of Section 490.832 of the IBCA or (4) an intentional violation of criminal law.

Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.

In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director in connection with the proceeding who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA. Article XI.1 of the Bylaws of the Company provides for indemnification of Company directors, officers, employees, and agents against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred in connection with a proceeding.

Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred in connection with the proceeding by a director who is a party to a proceeding because such person is a director if the director delivers a written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above. Article XI.4 of the Bylaws of the Company provides for advancement of expenses actually incurred in advance of the final disposition of a proceeding within twenty calendar days after the receipt by the Company of a statement from the indemnified party requesting such advance that reasonably evidences the expenses incurred by the indemnified party, provided that the Company's obligation to pay such expenses is contingent upon the indemnified party providing any undertaking required by the IBCA.

Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation’s articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Article XI of the Bylaws of the Company apply equally to directors and officers of the Company as well as to employees and agents of the Company.

As permitted by the Iowa state law:

Article X of the Amended and Restated Articles of Incorporation of Athene Annuity and Life Company provides that:

“A director of the Company shall not be personally liable to the Company or its shareholder for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.”

The Amended and Restated Bylaws of Athene Annuity and Life Company (effective August 12, 2019) provide:

In Article XI.1 that “To the fullest extent permitted by applicable law as then in effect, the Corporation (a) shall indemnify any person (the “Indemnitee”) who is or was involved in any manner (including without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer employee, agent, trustee, plan administrator or plan fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred by the Indemnitee in connection with such Proceeding, and (b) shall indemnify each Indemnitee against all expenses (including attorneys’ fees actually and reasonably incurred by the Indemnitee in seeking to enforce its rights under this Article XI (by means of legal action or otherwise). Absent a court order to indemnify, the Corporation’s obligation for indemnification stated above is contingent upon satisfaction by the Indemnitee of the applicable indemnification standards required by the Act”; and

In Article XI.4 “In furtherance and not in limitation of the foregoing provisions, all expenses (including attorneys’ fees) actually incurred by or on behalf of an Indemnitee in advance of the final disposition of a Proceeding shall be advanced to the Indemnitee by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee. The Corporation’s obligation to pay expenses pursuant to this Section shall be contingent upon the Indemnitee providing any undertaking required by the Act.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 34.    PRINCIPAL UNDERWRITERS

(a)    Athene Securities, LLC acts as principal underwriter for the following investment companies:

Athene Variable Annuity Account A
Athene Variable Life Account A

Athene Securities, LLC does not act as depositor, sponsor, or investment adviser to any investment companies.

(b)    Directors and Officers of Athene Securities, LLC

Name*	Positions and Offices with Underwriter
Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Angela Ellis	Compliance Officer
Blaine Doerrfeld	Manager

*Unless otherwise indicated, the principal business address of each of the above individuals is 7700 Mills Civic Parkway West Des Moines, IA 50266.

(c)    Compensation from the Registrant

The following commissions and other compensation were received by Athene Securities, LLC, directly or indirectly, from the Registrant during the Registrant’s last fiscal year.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commission	(5) Other Compensation
Athene Securities, LLC	$0	$0	$0	$0

ITEM 35.    LOCATION OF ACCOUNTS AND RECORDS

The accounts, books, records or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by Athene Annuity and Life Company at 7700 Mills Civic Parkway West Des Moines, IA 50266.

ITEM 36.    MANAGEMENT SERVICES

Not applicable.

ITEM 37.    FEE REPRESENTATION

Athene Annuity and Life Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Athene Annuity and Life Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of West Des Moines, and State of Iowa on this 20th day of February 2025.

Athene Variable Life Account A (Registrant)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Athene Annuity and Life Company (Depositor)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Grant Kvalheim	Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2025
Grant Kvalheim

/s/ Michael Downing	President and Chief Operating Officer	February 20, 2025
Michael Downing

/s/ Aaron Prieksat	Senior Vice President, US Controller (Principal Financial Officer and Principal Accounting Officer)	February 20, 2025
Aaron Prieksat

/s/ Christopher R. Welp	Executive Vice President, Insurance Operations and Director	February 20, 2025
Christopher R. Welp

/s/ Martin P. Klein*	Director	February 20, 2025
Martin P. Klein

/s/ Mitra Hormozi*	Director	February 20, 2025
Mitra Hormozi

/s/ Francis P. Sabatini*	Director	February 20, 2025
Francis P. Sabatini

/s/ Hope S. Taitz*	Director	February 20, 2025
Hope S. Taitz

/s/ Lawrence J. Ruisi*	Director	February 20, 2025
Lawrence J. Ruisi

/s/ Blaine Doerrfeld	Attorney-in-Fact	February 20, 2025
Blaine Doerrfeld
*Executed by Blaine Doerrfeld on behalf of those indicated pursuant to Power of Attorney.

EXHIBIT INDEX

(c)(4)	Principal Underwriter Agreement with Athene Securities LLC
(f)(3)	Resolution of the board of directors of Athene Annuity and Life Company approving merger with Athene Annuity & Life Assurance Company
(f)(4)	Articles of Merger of Athene Annuity & Life Assurance Company and Athene Annuity and Life Company
(s)	Powers of attorney